Exhibit 99.5
WIPRO LIMITED
Investors/Analysts Conference Call for the quarter ended June 30, 2007
11:45 AM Indian Standard Time, July 19, 2007
Participants — Wipro Management
•	Azim Premji, Chairman

•	Suresh Senapaty, Executive Vice President — Finance and CFO

•	Dr. A Lakshman Rao, Chief Operating Officer

•	Sudip Banerjee, President — Enterprise Solutions SBU

•	Girish Paranjpe, President — Finance Solution SBU

•	Suresh Vaswani, President — Wipro Infotech and Global Service Lines

•	Ramesh Emani, President — Product Engineering Solutions SBU

•	Pratik Kumar, Executive Vice President — Human Resources

•	Sudip Nandy, Chief Strategy Officer

•	T.K. Kurien, Chief Executive — Wipro BPO

•	R Rajesh Ramaiah, Corporate Treasurer
Moderator
Good morning ladies and gentlemen. I am Rita, the moderator for this conference. Welcome to the Wipro Investors conference call. For the duration of the presentation, all participants’ lines will be in the listen-only mode. I will be standing by for the question and answer session. I would now like to hand over the floor to Mr. Rajesh Ramaiah. Thank you and over to you sir.
Rajesh Ramaiah
Ladies and gentlemen good morning, this is Rajesh here and I am based in Bangalore along with Sridhar in New Jersey and Jatin and Lalith in Bangalore we handle the investor interface of Wipro. We thank you for your interest in Wipro. It is with great pleasure I welcome you to Wipro’s teleconference post our results for the first fiscal quarter ended June 30th 2007. We have with us Mr. Azim Premji, Chairman, Mr. Suresh Senapaty, Chief Financial Officer who will comment on the results of Wipro for the quarter ended June 30th 2007. We are joined by other members of the company’s senior management who will answer the questions which you may have. The conference call will be archived and a transcript will be available in our website www.wipro.com.
Before Mr. Premji starts his address let me draw your attention to the fact that during the call we might make certain forward-looking statements within the meaning of the Private Securities Litigations Reforms Act of 1995. These statements are based on the management’s current expectations and are associated with uncertainties and risks which could cause the actual results to differ materially from those expected. These uncertainties and risk factors have been explained in detail in our filings with the Securities Exchange

Commission. Wipro does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of filing thereof. Ladies and gentlemen, Mr. Azim Premji, Chairman Wipro.
Azim Premji
Good morning to all of you all. By now you would have seen our results for the quarter ended June 30th 2007. While the management team would be happy to answer your queries, I would like to take some time before that to share some of our thoughts on our performance and our prospects.
The results for the quarter are satisfying considering the strong head winds faced by us in the form of the appreciating rupee. Revenues from our global IT services at 726.1 million for the quarter is ahead of our guidance of 711 million.
Our IT services business continued to witness broad based growth across verticals, geographies, and service lines. Our growth in revenue was primarily driven by strong volume growth across our business units. Our differentiated services, Technology Infrastructure Services, Package Implementation grew over 50% year-on-year, while Business Process Outsourcing and Testing delivered growth in excess of 40% year-on-year. Amongst our verticals we saw strong growth in Financial Solutions, Telecom Service Provider, Manufacturing and Technology, Media, Transportation and Services verticals. On the operational front we improved utilization by more than 400 basis points, which helped us to partially mitigate the impact of rupee appreciation and additional sales and marketing investment.
Our new client addition continues to be robust and we had a good set of wins during the quarter from our Technology Infrastructure Services, BPO, and Packaging Implementation including a multiyear total outsourcing deal of $130 million. During the quarter our Consumer Care and Lighting business took a big leap by acquiring Unza, South East Asia’s leading personal care company. This has been an important step for the business as we see large opportunities in the emerging Asian economies. Unza has a set of strong brand and excellent management team and overall is a great fit to our Consumer Care business. The growth rates they have achieved in the past are commendable and the profitability is among the best in the industry. The focus in each of our businesses is to drive growth ahead of the industry growth rates and maintain margins at the top end of the respective segments. To achieve this we have been focusing on both organic and inorganic investments and our endeavor is to continue with this strategy.
To sum up, the demand in ripe, environment continues to be robust and we see good traction with our existing customers. We are investing in newer markets and service lines to drive growth and that combined with our focus on driving operational improvements will help us achieve our vision of global leadership. I would now request Suresh Senapaty, our CFO, to comment on financial results before we take questions.
Suresh Senapaty
A very good morning ladies and gentleman. I will touch upon areas in our performance and financial that would be of interest to you all. Global IT services revenue for the quarter of $726.1 million included $662.3 million from IT services and $63.8 million from BPO services. The sequential revenue growth of 5.1% in global IT services segment comprised of 4.9% growth in revenue of IT services and 7.1% growth in revenue of BPO services. Sequential revenue growth of 4.9% in IT services was driven by volume growth of 6.5% while blended pricing declined by about 0.2% on a QOQ basis.
On the foreign exchange front our realized rates for the quarter was at 40.63 versus rate of 44.13 realized for the quarter ended March 31st 2007. At this period end after assigning to the assets on the balance sheet we have about $400 million of contracts at rates between 40.42 and 45.72.

During the quarter we added 39 new customers, 9 of which were Fortune 1000. The number of customers in the 50 plus million dollar category bracket increased from 8 to 10 during the quarter while the number of customers in the more than a million dollars bracket increased by 19 to 281.
Gross utilization improved by more than 400 basis points to 67% during the quarter. We have got decent response from customers with respect to price increase. During the quarter we increased our sales head count and spend additional dollars on sales conference and customer events. Rupee appreciation impacted margins by 340 basis points which was partly offset by utilization and other operational improvements.
Our BPO business delivered an EBIT margin of 22.8% despite being impacted significantly due to rupee appreciation. This was driven by price increases, cost reduction initiatives in telecom and transportation cost, and improvement in seat utilization.
For the quarter ending September 2007, we expect volume lead growth with stable price increase realization. We will effect wage increase to offshore-based employees during the quarter. We expect to offset impact on account of wage increases to operational improvement. We will now be glad to take questions.
Rajesh Ramaiah
Rita, can you open the session for questions?
Moderator
Thank you very much sir. We will now begin the Q&A interactive session. Participants who wish to ask questions kindly press *1 on your telephone keypad. On pressing *1 participants will get a chance to present their questions on a first-in-line basis. Participants are requested to use only handsets while asking a question. To ask a question, kindly press *1 now. First in line we have Mr. Pankaj Kapoor from ABN Amro. Over to you sir.
Pankaj Kapoor
Yeah, hi, congratulations on the results. Can you just guide me through what happened in the BPO business in terms of the margin sustenance and what are levers were used and if you can quantify the impact of to these levers? Thanks.
TK Kurien
I will give you a sense of the factors that have affected the margin on the BPO side. #1 is if you look at the 9% appreciation that we have had in the rupee that would have typically impacted our margin by about 7% in terms of just a direct flow though into the operating margin. What we have done is that we have, #1 is, we are looking our realization, our mix of services have changed significantly, and that has added more value. Just to give you a sense, our integrated service piece has gone up to over 40% to 45% out of you know up from about 30% last quarter, that has been one big change. The second big change in the back end has been our whole seat utilization piece. We have increased our seat utilization. We have also managed to de-skill some of the jobs that we have had, net results has been lower cost, and overall just on the base cost side we have done significant amount of work in consolidating some of our large cost items like transportation and also our telecom cost. Net-net this is what has kind of impacted our operating margin and we have been able to reduce the impact significantly.
Pankaj Kapoor
Okay, so you see these levels are likely to sustain or you think that some of the costs we have used are may be one time in nature and may not be sustainable going forward?
TK Kurien

I think what we have guided has been always been that we keep the margin between 20 to 22% and that is what we have been guiding for the past 8 quarters. Frankly from our perspective, we do not see any change to that, and if you are expecting a reduction in margin it is unlike, it is probably going to be in a narrow band around the same numbers, so net-net upwards or downwards we are going to remain at around the same numbers.
Pankaj Kapoor
Thank you, thank you and all the best.
Moderator
Thank you very much sir. Next in line we have Suveer from Macquarie Securities.
Suveer
Hi Suveer from Macquarie. To increase your productivity we have been hearing that some companies are increasing their number of hours in a week, is that true that Wipro is also considering number of hours of formal work in a week increasing work on Saturdays and so on?
Pratik Kumar
Suveer this is Pratik here. No there is no specific move in that direction. It is very, very customer lead, if there are specific situations we may look at it but nothing as a result of what we are witnessing and because of that we apparently wanting to change the rules of engagement and work hour.
Azim Premji
But if there is an industry trend that start growing, you know we would be seriously also considering the industry trend, but what we understand is it does not seem to be any short term trend except for some specific customers Saturday working has been done.
Suveer
So that answers my question. Thanks.
Moderator
Thank you very much sir. Next in line we have Mr. Anantha from Morgan Stanley. Over to you sir.
Anantha
Thank you and good morning everyone. I had a question on just a broad pricing trends which we look at the average pricing for Wipro basically prices have remained more or less flat over the last 12 months, now while I understand this is the mix of several factors but if you look at some individual factors like customer renegotiations are probably we should have had some positive impact. The mix is probably getting better so that should have some positive impact as well. Finally, when I compare this to some of your listed peers which disclose pricing data this again seems to be sort of on the lower side compared to what they have demonstrated in the last 12 months. Your comments on this will be helpful.
Azim Premji
We have also been disappointed with the kind of price increases which we have been able to drive, particularly over the past 12 to 18 months, and that is a key focus area for us in terms of the price points at which our new customers come in and in terms of where we are giving much more value for the customers, how do we share part of the value in terms of reset of prices whenever the contracts are coming up for renewal, so hopefully going forward you will see more aggression from us on this front.
Anantha

Thank you, and if I can just squeeze in one more question on the attrition numbers, was there any one off events in this quarter?
Pratik Kumar
Not, I mean if you notice, I mean it is partly seasonal, we find that there are lot of people who take off for higher studies, they actually form a significant chunk of people going, and also you know we have shared in the past that typically our salary increases kick in close to about Q3, this time we have advanced it and made it effective from August. We believe this is the time line we will follow in future as well. So the inter period actually lead to some vulnerability, and because of that we also see some increase which we are wanting to correct and hopefully with this move we should be able to. Third, this is also the performance quarter, so we have our appraisals on, we have those discussions, and we do find that there are certain percentage of people who get counseled out as well. So it is combination of all three which get reflected in the number.
Azim Premji
In any case we have pre-poned our compensation hike to August.
Anantha
Okay, thank you.
Moderator
Thank you very much sir. Next in line we have Ms. Mitali Ghosh from Merrill Lynch. Over to you mam.
Mitali
Yes hi, good morning. On the margins for the quarter you know despite having no wage hike this quarter and in fact some amount of hedging gain as well, I mean could you just help us understand how much of this increase in selling and marketing cost is really one time in nature and what we should be thinking on the margin outlook going forward?
Suresh Senapaty
Mitali the foreign exchange point of view we got impacted by 3.4% in Q1, so if you look at it looks like on an apple to apple comparison we have been more worse hit than the others but we have a cash flow hedge accounting pursuant to which we have about Rs. 35 crores in the OCI, which is carried forward in the balance sheet which will be accounted for as an income for the period in which that particular transaction has been forecasted for, unlike the marked to market which is being followed by many others. So that has an impact of about 1.1% if it were to marked to market. Second also is that our Q4 realization was superior to some of the peers and that has about again a half a percent impact, so therefore you see a softness of impact of the foreign exchange in our results, which means if you were to correct for these two we are at par or better than some of the peers. However, while the impact was 3.4% we were able to mitigate part of it through utilization etc. So far as sales and marketing is concerned, that has gone up by 30 basis points mainly because that was part of our plan to be able to increase the head count and we did not want to do anything which is going to drive growth for us going forward, and hence we stayed with such investments whether it was customer conferences, sales force conferences or with respect to increasing the head count. So, we will stay with the sales and marketing investment, but certain other areas whether it is G&A or in terms of productivity improvement, in terms of bulge mix changes, we have got the levers to work on, so what we were saying is that Q2 we will have 140 to 150 basis points impact of the compensation increase and our objective would be to mitigate that and have a positive bias which are the margins between Q1 and Q2.
Mitali

Right, so if I understand correctly lot of your peers do not actually take this forex gain into the EBITDA margin or EBIT margin, so I am still trying to understand that the 340 basis points impact....
Suresh Senapaty
Yeah if you want to make it comparable it will not be 340 it will be only 200 basis points, that means we will be impacted on an apple to apple if you look at other income and operating margin basis compared to what we generally measure in our segment it will be 200 basis points as an impact on account of exchange.
Mitali
Right, so basically it is a selling and marketing which you say impacted you, and secondly just in terms of the Product Engineering business if you could give us an update on what you are hearing from your customers?
Ramesh Emani
Hi Mitali, this is Ramesh Emani. On the Product Engineering I will talk about from two aspects, one is from the Telecom OEMs. Telecom OEMs we did face a lot of challenges in terms of the last 4 quarters, in fact for almost 3 quarters there was a negative growth, but we have seen first positive growth in this quarter, though the numbers may not be huge they are EBIT positive and we do think that positive trend will continue in the next few quarters though the growth numbers may not be very high. However, we had very good growth in the non-telecom product engineering business, particularly from the Automotive and the Medical business, so overall I will say in the second half of the year you should see better results.
Suresh Senapaty
Just to summarize on the earlier point, yes we talk about an operating margin impact which are articulating at 2.4 but if you were to split that in terms of what is the OM impact as our peers do and another income part then they it will show as 2% rather than 3.4%, so the overall operating point will improve by 1.4% so instead of a drop of 2.4 it will be a drop by only 1%.
Mitali
Okay, thanks.
Moderator
Thank you very much mam. Next in line we have Mr. Sandeep Shah from ICICI Securities. Over to you sir.
Sandeep
Yeah sir, on the attrition rates it has actually been inching up quarter-on-quarters, so does that mean that the wage inflation in this quarter will be higher than in the industry levels, so can you just share what will be the wage inflation for the offshore we are planning in this quarter?
Pratik Kumar
You know Senapaty a little while back shared the impact of the wage hike would have an impact of about 1.4 to 1.5% on the operating margins, so that translates roughly in the region of about 12 to 13% is the average wage hike which we have factored in and this is only for offshore which we would be communicating to employees, and onsite wage hike does not take place before Q4.
Sandeep
Okay, and sir in terms of utilization there is a quantum jump this quarter, so you believe such kind of high utilization now going forward is sustainable or there could be some blips?
Pratik Kumar

We definitely think this is sustainable and this is a result of us being able to make sure that our ability to deploy people coming out of training, coming out of projects in a quick enough time is significantly improved and we believe what we have been able to show in this quarter, that is definitely sustainable.
Azim Premji
You know our utilization in Q1 has been 67.1% which translated into the measures you all use is about 74%, approximately 74%. We definitely believe that there is head space to improve this further, that is what we are driving.
Sandeep
Okay. and sir in the Product Engineering for the last 3 to 4 quarters we are seeing that the outlook is expected to improve, but now you are seeing in the second half, so this outlook which is expected to improve in the second half is it based on some confirmed orders or some confirmed ramp up expectation or is it still an expectation?
Ramesh Emani
I think we have said in the last quarter meeting that it will improve in the second half of the year. We still stand by that. The main basis for that kind of a statement is based on the discussions we are having with our customers in terms of our key and large telecom customers having completed some of their M&A actions, they are now getting back into investment in the new product development and other actions and that is what will result in better results for us.
Sandeep
Okay, and can you share what is our traction in terms of large deals in the enterprise business as well in the technology business, what we have signed in this business and what kind of deal we are involved in?
Sudip Banerjee
One of the deals that we have made an announcement this time is a large piece of work that we have worked from a utility company in the UK and this is both application development as well as infrastructure management, and this is a contract worth $130 million spread over 5 years. There are also several I would say between 10 and 12 such large opportunities which we are contesting which is fairly significant for us in terms of the contesting of bids that we are doing, and these are spread across different industry verticals and they are also spread across different geographies, so that is the current pipeline. I think one or two of them are clearly going to be converted in Q2 and so we would take those announcements as and when we have client permission to do so.
Sandeep
Okay and the size of these 12 deals are similar to the one which we have won in the....
Sudip Banerjee
No, they are of various sizes but they are large in nature, so they are not all of $130 million but I would say most of them are upwards of 50.
Sandeep
Okay, thanks very much and all the best.
Sudip Banerjee
Thank you.
Moderator

Thank you very much sir. Next in line we have Mr. Ajay from India Capital. Over to you sir.
Ajay
All my questions have been answered. Thanks.
Moderator
Thank you very much sir. Next in line we have Mr. Yash from Almond Capital. Over to you sir.
Yash
My questions have been answered. Thanks.
Moderator
Thank you very much sir. Next in line we have Mr. Sujit from Bank of America Securities. Over to you sir.
Sujit
Good afternoon to the management team, just a couple of questions from my side. In the last quarter you did mention that effective tax rate is expected to be 15% for the next few quarters, but this quarter the effective tax rate under the US GAAP is around 18%, can you throw some light on that and what is the rate that we should be factoring for the remaining quarters? And two, it would be great if you can clarify the change in the forex hedge accounting statement that you implemented in this quarter? Thanks.
Suresh Senapaty
Coming to the second one first, there is no change in the forex accounting, it remains the same except that the accounting standards that is AS30 guidance note which we are following, so far as US GAAP is concerned absolutely no change, so far as the Indian GAAP is concerned again no change except to say that the standards have changed, it is now in compliance with AS30 whereas earlier there was no standard, and this also AS30 is a guidance note and we are following that which is in line with the US GAAP, which is in line with the international accounting standards. So far as ETR is concerned, yes we have an ETR in Q1 in the Indian GAAP about 12% and we think this will be the ETR going forward for the year.
Sujit
Yes thanks, and good luck going forward.
Suresh Senapaty
Thank you.
Moderator
Thank you very much sir. Next in line we have Ms. Parul Inamdar from Edelweiss. Over to you mam.
Parul Inamdar
Thank you, good afternoon to the management team. Sir two questions; one is regarding the large deals that the company is pursuing, could you just throw some idea on that? And secondly, we observe that in this quarter the client contribution from the top 2 to 5 clients has been kind of followed downtrend, I mean it is marginally flat, so can you just throw some light on that?
Sudip Banerjee
I mentioned that we are pursuing about 10 to 12 large deals and we have disclosed a win of one of the deals that we have just concluded recently. I also mentioned that these deals are spread across different industry verticals and they are also the healthy mix between what we have in the pipeline from US versus what we have in the pipeline for Europe. Beyond this obviously it is very difficult to comment on the specificity of the deals. I can also say that these deals include several transformational projects which we are contesting, which means there is mix of both the application development as well as BPO, and you know some of them also involve application as well as infrastructure.
Parul Inamdar
Sure sir, and regarding the client concentration we have shown that the top 2 to 5 clients have been marginally flat, so is it a one time aberration or is there some reason there?
Girish Paranjpe
There is no major change in any of the top client except that you know with large clients there is kind of large projects which we have completed or base changes and there is some quarter-to-quarter movement that happens because of that.
Parul Inamdar
Sure, and sir last question is the European geography we observe has registered a 2% QOQ increase in dollar terms, any reason behind this?
Sudip Banerjee
Yeah this is really due to couple of very large projects having come to an end and so there is no seasonal pattern in this. We have won some very good projects in Europe in the last 60 days and many of them they kicked off in this quarter, so what you see in Q1 is the conclusion of couple of large projects.
Parul Inamdar
Sure, thank you sir, and all the best.
Moderator
Thank you very much mam. Next in line we have Mr. Harmendra Gandhi from Brics Securities. Over to you sir.
Harmendra
Hi, good morning. I want to ask one question about pricing, you said that going forward you will be more aggressive in probably asking for price hikes and things like that, will these price hikes I mean in terms of client situation are these likely to be linked to productivity benefits or you think that just asking price hikes you will be able to get price hikes?
Suresh Senapaty
Yeah just before this question is answered I just want to clarify some two points made about earlier question; one was with respect to the 18% effective tax on the US GAAP, it is not 18 it is 10.8%, and we do not think there will be significant changes to the ETR that we talked about either in India or under the US GAAP, they will be within a narrow range. Also when I commented upon the hedge accounting, any change, there is no change so far as impact on the P&L account is concerned, but to the extent there were hedges outstanding as of 30th of June it has been brought into the balance sheet in line with what it was being earlier brought into under US GAAP, so it has been shown as Rs. 35 crore plus in the balance sheet on the both assets side and the liability side, so as and when those forecasted transaction happens they come onto the P&L account, so except the balance sheet treatment it has been different in the Indian GAAP, P&L impact is not there. Now coming to the answer on the pricing, can I request Girish Paranjpe to answer that.
Girish Paranjpe
Hi, on pricing we have different kind of strategies for price increase and literally it goes to what the client cares for most. In some cases the client cares for more outcome based pricing which is where we look for outcome based pricing and see how we can get better realization. In some cases the client pricing is not in line with market for some reasons and there is an opportunity to correct that and bring in line with what the market pricing is like. In some other cases it is linked to the profile of people who are working on the client and that again leads to realignment to the cost base that has changed. So there are various ways in which we will look at how to improve price realization.
Harmendra
What percentage of cases will be there where prices are in not in line with the market?
Girish Paranjpe
At least 15 to 20% of cases.
Harmendra
And you think that would be the cases where most likely you will get the price hikes?
Girish Paranjpe
No, I think we will try everywhere, I do not think we are going to limit to only one category, where we have significant margin challenge to overcome and a cost correction to make.
Harmendra
Do you think the reason for flat average revenue productivity is also because services like testing and PIS have been growing faster and probably where the prices are little lower than the ADM kind of work?
Girish Paranjpe
It is a combination of several things, one is the nature of service which has to do with profile of employees that you kind of push more as you push less experienced people into the workforce where you have tier pricing starts to play a role, and the third is that even while you get sticker price increases from client the mix of accounts sometimes makes an difference about how you can reflect it in the overall realization. So I would say that there is nothing in that which shows that we have not to take an action to increase prices with client, it is simply not getting a representative in our financials that is perhaps disappointing, but as Mr. Premji said we are not where we want to be.
Harmendra
Okay.
Girish Paranjpe
Is it clear Harmendra.
Harmendra
Yeah.
Girish Paranjpe
Did it answer your question?
Harmendra
Yes, yes.
Girish Paranjpe
Okay thanks Harmendra.
Harmendra

I want to ask you one more question, what was the margin benefit you get from improvement in utilization during the quarter?
Girish Paranjpe
1.5%.
Harmendra
Okay, okay, thanks a lot.
Girish Paranjpe
Thank you.
Moderator
Thank you very much sir. Next in line we have Mr. Anthony Miller from Arete Research. Over to you sir.
Anthony
Yeah, hello gentlemen, I just want to explore the situation in Europe a little better please, because there was quite dramatic drop in growth which you attributed to a couple of major projects ending. Can you tell us please I mean more about those projects if not which customers certainly which countries where they were in and whether those customers are now no longer customers of Wipro, whether it lost the business to competitors, and can you generally talk about your progress of wining business in continental Europe, you mentioned that you won a couple of large projects recently, which countries are those in and what success are you having in penetrating the major geographies in continental Europe? Thanks very much.
Sudip Banerjee
So to answer the first question, these projects which have ended are from existing customers and we have not lost these customers to competition, these are seasonal ends to large development projects and those customers very much continue with us and there is new work which is also available from those customers in fact increasing work which will get kicked off in coming quarters. The second question regarding new wins in continental Europe, we have got a couple of large wins in Sweden, and that is a new thrust area for us in terms of winning business from those markets. The other wins that we have in continental Europe in terms of progress are with large number of retail client who have come into our fold post our last acquisition and these clients have concentration in France and in UK, so UK continues to be a very large portion of our business within Europe plus we are getting newer businesses from geographies in the enterprise space in Sweden and in France.
Ramesh Emani
In the Product Engineering space we do have in fact the most of our business comes from continental Europe rather than from UK and we have seen good uptake both in the Nordics given the traditional strength of the telecom equipment vendors in that market, as well as in the German market coming primarily from the automotive space market.
Anthony
In the Nordics market who you are primarily winning against?
Ramesh Emani
In the Product Engineering space it is the typical smaller local companies are who are coming out of there own in house R&D areas, in case of enterprise may be Sudip can answer.
Sudip Banerjee

Well in enterprise there is a range of competitors in Europe, obviously there are some specific competitors in different individual countries like Logica somewhere or Atos Origin in another place, but the global competitors like the Accenture and IBM are there across most of the places where we compete along with our Indian peers.
Anthony
Broadly speaking and just to finish, are you confident that you are gaining share in continental Europe?
Sudip Banerjee
Yes we are gaining more traction, we are winning more customer projects, and we are going to be showing more growth in the accounts that we have in continental Europe.
Anthony
Thank you very much indeed.
Moderator
Thank you very much sir. Next in line we have Mr. Dipesh Mehta from Khandwala Securities. Over to you sir.
Dipesh
Congratulations on good set of numbers, I just wanted to understand the reason for increasing G&A expenses?
Suresh Senapaty
Dipesh the general and administration expenses has not grown in the same scale, it is because typically at the beginning of the year some of the resources support staff etc. that has gone up but otherwise it is within the region of what we usually see, but the increase is primarily in the S&M, sales and marketing expenses.
Dipesh
I mean, general and admin there is one item called exchange differences net.
Suresh Senapaty
That is correct, you know because the way in the financial accounting it gets represented for the forex gains and losses including translation losses, which gets reflected in the G&A. Our request is for you to concentrate on the segment before that we give as opposed to schedule 6 based accounting that we present.
Dipesh
Okay, so that item is not that important because........
Suresh Senapaty
No, that item is important, and in fact we reflect as part of our operating margin in the segment report.
Dipesh
I just wanted to understand because we have Rs. 35 crores on balance sheet because of forex hedging strategy?
Suresh Senapaty
Correct, we said that for the hedges as of 30th June which has not been reflected in the accounts of 30th June, we have an income compared to the spot on the 30th of June of about Rs. 35 crores which will come into the P&L account on or after 1st of July as and when those forecasted transactions gets executed.

Dipesh
I just want to understand this 571 remained for full year or there is some relation between that Rs. 35 crores and this.
Suresh Senapaty
This Rs. 35 crores represents the $400 million of outstanding hedges as of 30th of June over and above the hedges that is attributed to the balance sheet items.
Dipesh
Okay, and this is already booked?
Suresh Senapaty
No this Rs. 35 crores is not booked, that is why it is in the balance sheet.
Dipesh
No, no this Rs. 57 crores is already accounted.
Suresh Senapaty
This Rs. 57 crores of loss is already booked into the P&L account and also is reflected in the operating margin that you have stated and that is why we said that in the earlier occasion we have dropped operating margin by 2.4%, if we were to account them separately under OM and other income the drop will not be 2.4 but the drop will be only 1% with 1.4% showing as a loss under other income.
Dipesh
Okay, my second question is our top 10 client is growing much slower than our overall growth, any specific reason?
Suresh Senapaty
In the Q1 our top 10 has grown in line or better than that of the WT average.
Dipesh
Because our company is growing around 35 from last year.
Suresh Senapaty
On a sequential basis our top 10 accounts have grown faster than the WT average growth in dollar terms.
Dipesh
I just wanted on a YOY comparison?
Suresh Senapaty
But YOY is little different because the top 10 YOY may not be same as what it was one quarter back and the current quarter. We find that some of those top 3 accounts in the top 5 or top 10 churn because some 1% of the top 10 today will become #2 or #3 and there are some kind of circulation that happens in terms of the churn within the top 10 accounts, so it is just not compatible always.
Dipesh
Sir in last 4 quarters if I see the growth witnessed in as a company whole and the top 10 client growth, even though we are factoring churning it seems to be slightly lower than the overall company growth.
Suresh Senapaty

That is true so far in the last 4 quarters are concerned, and that is why we are saying that we have started this new initiative of Gama and Mega account management on a consolidated basis and we are seeing traction in that initiative and you will see that is an initiative which we started about two quarters back and you see the impact of that has already been felt in Q1 and going forward these specific accounts we see highest level of attention, highest level of high quality talent, as well as top management attention and review, and therefore we expect much more traction coming in those accounts going forward.
Dipesh
Okay, thank you.
Azim Premji
I also would like to reiterate that the Mega accounts which is our account which are the 25 largest potential accounts and the next level of accounts which is potentially the next 50 accounts are getting a huge amount of attention, drive, focus from our top management including at my level, because they had also realized that over the past few years we had not invested in these accounts what they merited, so there has been a major shift in the past 2 or 3 quarters and the first results of that we have seen in Q1 and you will see those results going forward.
Dipesh
Thanks, it is really helpful.
Moderator
Thank you very much sir. Next in line we have Ms. Diviya Nagarajan from Motilal Oswal. Over to you mam.
Diviya
Thanks all my questions have been answered. Thank you.
Moderator
Thank you very much mam. Next in line we have Mr. Trideep from UBS. Over to you sir.
Trideep
Good morning gentlemen and congrats on good results. My question is to senior management in terms of if you see about a 9% currency appreciation and the situation going forward, how are we looking to address on a structural basis such a sharp or like you know a stronger rupee environment in terms of reorienting the business or how are we looking at this somewhere may be about 1 to 2 years horizon perspective?
Suresh Senapaty
Are you saying that if the rupee appreciates again another 9% in the current quarter going forward?
Trideep
No, no, no I am not saying that.
Suresh Senapaty
As you know Trideep all of us are in this particular industry have been reconciled to the fact that rupee will appreciate, and all of us are already being saying so and have been facing that over a period of time, so one could have expected a much more smoother administration of rupee for encouraging better quality of trade in international arena, any kind of a policy change which makes the rupee appreciate by 9% in 45 days no kind of policy can mitigate that, and that is the reason why large reservoir of foreign exchange is kept and sort of multiple monitoring system to be able to say that the volatility of rupee and dollars be managed, unfortunately it has happens so far as Q1 is concerned. So it does really puts us back but all we have to say is we are geared to be managing a 3-4% appreciation a year, this last appreciation that has happened to go over a period of time look forward to mitigating entirety.
Trideep
Sorry, I did not get the last word, my question is not regarding this quarter by the way, my question is regarding I mean in a stronger currency environment what are the levers that we are looking to address apart from the capacity utilization etc., SG&A which we kind of do in near term to kind of where we give the margins where they are in the ballpark range where we are.
Azim Premji
Apart from operating efficiencies to which frankly there is no end, the two or three key levers is one is pricing, one has to get better pricing from customers for the more value one gives in concomitant with the fact that you are continuing to give more value. Two is more nonlinear methods of pricing so far as the customer is concerned whether it be by way of fixed price projects whether it be by way of managed services whether it be by way of specific SLAs. Another area which is also a major potential is bringing more work offshore or into India where the margins are substantially better than doing work in US, in Europe, and in Japan. About 45 to 47% of work in value wise which is being done offshore there is headspace in that, and we have launched specific quantum innovation project that we are able to substantially going forward in the next 2 or 3 years bring that forward. Also investments and technology, whether it is in productivity tools, whether it is an SOA architecture, and whether it be in terms of other initiatives which we are launching in terms of virtualization, so that again more work can be done with more flexibility in locations and more flexibility in the architecture and close process.
Suresh Senapaty
Also Trideep we are a global company we would like to spend lower where the realizations are the best we would like to execute there where the cost is the cheapest, so today based on the currency that India has it becomes much more economical to be able to execute here, and moreover if some other currency become much more cheaper and therefore it makes more to execute there, the employment will move there, it is already starting and perhaps it will get accelerated we should be approach how the foreign exchange is managed in the country.
Trideep
Got it, my second question is sir over the last 4 to 6 quarters we have seen a few acquisitions, one of the objectives that we improved the realizations for the company as a whole but unfortunately we have not kind of seen that impact flow through in the rates, may be this is a short timeframe, may be my interpretation is wrong, but just to understand this like you know have we not been aggressive in communicating to clients in terms of pricing increase or this is taking time for them to realize the value of it?
Suresh Senapaty
You know Trideep we have communicated that we are getting price increases, but we have also communicated that we are looking at more price stability and therefore you are seeing on the YOY basis there is much more stability than price increase. So while we have got price increases the mix of customers have changed, also we have significantly increased our bulge which means the average experience, and to that extent where there has been a pricing linked to number of years of experience it has been in some form mitigated by making sure that we got price increases and despite lowering of the experience range we have managed in a stable environment so far as the pricing is concerned, but what this particular exchange rate has done is making us little more inpatient to be able to get price hikes, and in some form or the other we have already started communicating and we hope we will get and we are only getting some good response and we hope we get more and more such wider acceptance from our customer base in that respect.
Trideep

Okay, thanks and all the best.
Suresh Senapaty
Thank you.
Moderator
Thank you very much sir. At this moment I would like to hand over the floor back to Mr. Rajesh Ramaiah for the final remarks. Over to you sir.
Rajesh Ramaiah
Thank you ladies and gentlemen for participating in this call. Should you have missed anything during the call, the audio archive of this call will be available on our website and we would also be putting a transcript of this call very soon. Should you need any clarification, the investor relations team would be delighted to talk to you. We look forward to talking to you again next quarter and have a nice day.
Moderator
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